Exhibit 7.01

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D, dated July 13, 2009 (including amendments thereto) with respect to the ordinary shares of Orbotech Ltd.  This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D.

Dated: July 13, 2009

/s/ Jacob Richter
Dr. Jacob Richter

/s/ Judith Richter
Dr. Judith Richter

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